UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File No. 0-12695

Integrated Device Technology, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-2669985
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6024 Silver Creek Valley Road, San Jose, California	95138
(Address of Principal Executive Offices)	(Zip Code)

Name and Telephone Number, Including Area Code of the Person to Contact in Connection with this Report: Matthew Brandalise, Vice President & General Counsel, (408) 284-8200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Integrated Device Technology, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at http://www.idt.com/.

Item 1.02 Exhibit

Reference is made to Section 2, Item 2.01 of this Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2014	INTEGRATED DEVICE TECHNOLOGY, INC.

/S/ MATTHEW BRANDALISE
Matthew Brandalise
Vice President and General Counsel (duly authorized officer)

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